Exhibit 99.6

TO:  All WWFO (DL-Comms WWFO)

FROM:  Matt Thompson

SUBJECT: Adobe Enters into Agreement to Acquire TubeMogul

CC:  GlobalFieldComms@adobe.com

ADOBE CONFIDENTIAL — DO NOT FORWARD

Team:

Per Brad’s message, today we announced that we’ve entered into a definitive agreement to acquire TubeMogul, a leading video advertising software company. This acquisition will expand our footprint and strengthen our value proposition in the advertising market, creating the industry’s first end-to-end, independent advertising platform. The opportunity will be significant.

We have exciting possibilities ahead in FY17, pending close of the acquisition. For now, though, we should remain fully focused on what’s in our bag today and on closing out a strong Q4 for the company.

As Brad mentioned, I’d encourage you to read the <<press release>> we issued today for further information. We’ll be able to share more with customers at close of the transaction, which we expect will be in Q1. If you need additional guidance in the meantime, please contact Grp-WWFOQuestions@adobe.com.

Regards,

Matt

Subject Line: alladobe: Adobe Enters into Agreement to Acquire TubeMogul

ADOBE CONFIDENTIAL

All,

As the 2016 fiscal year comes to a close, I’m thrilled to announce some exciting news that will help amplify the momentum we’ve established with Adobe Marketing Cloud, and that will further strengthen Adobe’s leadership in Digital Marketing and advertising technology.

Today, we are entering into an agreement to acquire TubeMogul, a leader in video advertising, with a single platform that enables brands and agencies to plan and buy video advertising across desktops, mobile, streaming devices and TVs.

Video consumption is exploding and consumers are tuning into their favorite content across multiple devices. Adobe has a long history of leadership and expertise in video content creation and delivery with our Premiere Pro CC and Primetime solutions. The addition of TubeMogul — a DSP leader, according to Forrester Research in its Q4 2015 Forrester Wave™ Video Advertising Demand Side Platform report — will expand Adobe’s footprint further with a leading video advertising solution.

Building upon its expertise in search, display and social advertising planning and delivery with Adobe Media Optimizer, the addition of TubeMogul will enable Adobe’s customers to maximize their video advertising investments across desktop, mobile, streaming devices and TV.  It will also provide an exceptional platform to enhance the Marketing Cloud experience, by creating an unprecedented independent end-to-end video advertising solution within Adobe Marketing Cloud, simplifying what has been a complex and fragmented process for the world’s biggest brands.

Working in concert with Adobe’s Audience Manager data management platform, the TubeMogul demand-side platform will provide Marketing Cloud customers with a unified advertising and data management solution that can precisely identify the highest value segments and plan, execute and measure paid media performance across any device. Ultimately, it will serve as a “one-stop shop” for video advertising. This will significantly reduce complexity and increase value for our customers’ advertising investments, and help them to deliver more consistent and relevant advertising to consumers.

TubeMogul was founded in 2007, and has approximately 650 employees worldwide, with major offices in Emeryville, California and New York.

The acquisition is expected to close in the first quarter of fiscal 2017, subject to regulatory approvals and other customary closing conditions. Once the deal closes, I’ll be able to share more details about the integration plans, service offerings and organizational structure.

It’s great to see Marketing Cloud momentum and to enhance our industry leading, best-in-class solutions. With the addition of TubeMogul, we will further strengthen our ability to deliver Adobe’s vision for the enterprise, which is to empower all of our customers across the globe to become an Experience Business.

For more details, you can view the press release here. http://adobe.ly/2eFi2FO

-Brad

Forward-Looking Statements Disclosure

This email includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including risks and uncertainties related to Adobe’s acquisition of TubeMogul. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding: the ability of Adobe to extend its leadership in digital marketing and other anticipated benefits of the transaction to Adobe and to the combined companies; the ability of Adobe to integrate TubeMogul’s technology into Adobe Marketing Cloud; the effectiveness of TubeMogul technology; potential benefits of the transaction to Adobe and TubeMogul customers; the ability of Adobe and TubeMogul to close the announced transaction; the possibility that the closing of the transaction may be delayed; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These risks, uncertainties and other factors, and the general risks associated with Adobe’s and TubeMogul’s business, could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to Adobe and are qualified in their entirety by this cautionary statement.  For a discussion of these and other risks and uncertainties, individuals should refer to Adobe’s and TubeMogul’s SEC filings. Adobe does not assume any obligation to update any such forward-looking statements or other statements included in this press release.

Adobe assumes no obligation to, and does not currently intend to, update these forward-looking statements.

Securities Law Disclosures

In connection with the proposed acquisition, Adobe will commence a tender offer for the outstanding shares of TubeMogul. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of TubeMogul, nor is it a substitute for the tender offer materials that Adobe and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Adobe and its acquisition subsidiary will file tender offer materials on Schedule TO, and TubeMogul will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of TubeMogul are urged to read these documents when they become available because they will contain important information that holders of TubeMogul securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of TubeMogul at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.